For Immediate Release

MDS INC. APPOINTS TWO NEW DIRECTORS

Toronto, ON - July 6, 2005 - MDS Inc., (NYSE:MDZ) (TSX:MDS), a company providing enabling products and services to the global health and life sciences industries, today announced two appointments to its Board of Directors.

James S.A. MacDonald, Chairman and Managing Partner of Enterprise Capital Management Inc., an investment management company, will join the Board effective immediately. Mr. MacDonald was, until 1997, Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is Chairman of the Board of VFC Inc. and is a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and a trustee of Rogers Sugar Income Fund), Sherritt International Corporation and Superior Plus Inc.

The Company also announced today that Richard H. McCoy, who retired as Vice Chairman, Investment Banking of TD Securities in 2003, will join the Board on October 31, 2005. He will replace John Rogers who has announced his intention to retire from the Board on that date. In the meantime, Mr. McCoy will participate in all MDS Board meetings as an observer.

Mr. McCoy, before joining TD Securities, held a number of senior positions in the securities industry, including Deputy Chairman of Wood Gundy Inc./CIBC Wood Gundy. He is a director of Aberdeen Asia-Pacific Income Investment Company Limited, ID Biomedical Corporation, Public Storage Canadian Properties, Rothmans Inc. and Uranium Participation Corporation.

MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven heath and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-800-MDS-7222, 24 hours a day.

Contact:

Investor Relations
Kim Lee
416-675-6777 x 2606

Media Relations
Alex Barseghian
416-675-6777 x 2173